Exhibit 99.1

Powell Max Limited Regains Compliance with NASDAQ Listing Requirements

HONG KONG, Feb. 13, 2026 (GLOBE NEWSWIRE) -- Powell Max Limited (Nasdaq: PMAX) (the “Company” or “Powell Max”), a financial communications services provider headquartered in Hong Kong, is pleased to announce that it has successfully regained compliance with Nasdaq’s audit committee requirements, as stated in Listing Rule 5605(c)(2)  (the “Rule”).

On February 5, 2026, Nasdaq staff notified the Company that it was not in compliance with the Rule. As disclosed in the Company’s Form 6-K filed with the Securities and Exchange Commission on February 10, 2026, the Company appointed Mr. Andrew Hancox, Mr. Phillip Balatsos, Ms. Caroline Castleforte, and Ms. Lourdes Felix to its Board of Directors and Audit Committee.

Based on the information provided regarding these appointments, Nasdaq staff determined that the Company now complies with the Rule. In a letter dated February 12, 2026, Nasdaq confirmed that the matter was closed.

The Company remains listed on the Nasdaq Capital Market under the trading symbol “PMAX.”

About Powell Max Limited

Powell Max Limited is a financial communications services provider headquartered in Hong Kong. The Company engages in the provision of financial communications services that support capital market compliance and transaction needs for corporate clients and their advisors in Hong Kong. Its financial communications services cover a full range of financial printing, corporate reporting, communications and language support services from inception to completion, including typesetting, proofreading, translation, design, printing, electronic reporting, newspaper placement and distribution. The Company’s clients consist of domestic and international companies listed in Hong Kong, together with companies who are seeking to list in Hong Kong, as well as their advisors.

Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to the Company’s plan to regain compliance with the Nasdaq corporate governance requirements. Words such as “will,” “future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. Forward-looking statements are subject to inherent uncertainties in predicting future results and conditions. Actual results could differ materially from those described in these forward-looking statements due to certain risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (the “SEC”). You are urged to carefully review and consider any cautionary statements and other disclosures, including the statements made under the heading “Risk Factors” in our most recent annual report on Form 20-F and other reports and documents that we file from time to time with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

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Company Info:

Powell Max Limited

Investor Relations
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(852) 2158 2888